

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

December 18, 2007

Mr. Gino Chouinard
Chief Financial Officer
HearUSA, Inc.
1250 Northpoint Parkway
West Palm Beach, Florida 33407

      RE: **HearUSA, Inc.**
              Form 10-K for Fiscal Year Ended December 30, 2006
              Filed April 6, 2007
              File No. 1-11655

Dear Mr. Chouinard:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              William Thompson
              Branch Chief